Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition as of June 30, 2019 and results of operations for the six months ended June 30, 2019 and June 30, 2018 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2018. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere this filing and in Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission..

Introduction

We are a global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment, and provide comprehensive solutions and end-to-end services, powered by our e technology. Our portfolio comprises a cloud based satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, on-the-move antennas and high power Solid State Amplifiers, or SSPAs, and Block Upconverters , or BUCs. Our solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting stringent service level requirements. We also provide connectivity services, internet access and telephony, to enterprise, government and residential customers utilizing both our own networks, and also other networks that we install, mainly based on Build, Operate and Transfer, or BOT contracts. We also provide managed network services over VSAT networks owned by others.

We have a large installed base and have shipped more than 1.5 million satellite terminals to customers in approximately 90 countries on six continents since 1989. We have twenty sales and support offices worldwide, four network operation centers, or NOCs and five R&D centers. Our products are primarily sold to communication service providers and operators that use satellite communications to serve enterprise, government and residential users. We also provide services directly to end-users in certain countries.

We operate in three business segments, comprised of our Fixed Networks, Mobility Solutions and Terrestrial Infrastructure Projects, as follows:

•	Fixed Networks provides advanced fixed broadband satellite communication networks, satellite communication systems, and associated professional services and comprehensive turnkey solutions and fully managed satellite network services solutions. Our customers are service providers, satellite operators, mobile network operators, or MNOs, telcos, and large enterprises, consumers and governments worldwide. In addition, it includes our network operation and managed satellite network services activity in Peru and Colombia. We focus on high throughput satellite, or HTS, opportunities worldwide, with focus on cellular backhaul, and are driving meaningful partnerships with satellite operators to leverage our technology and breadth of services to deploy and operate the ground-based satellite communication networks

•	Mobility Solutions provides advanced on-the-move satellite communications equipment, systems and solutions, including airborne, maritime and ground-mobile satellite systems and solutions. This segment provides solutions for land, sea and air connectivity, while placing major focus on In-Flight Connectivity, or IFC, with our unique leading technology as well as defense and homeland security activities. Our product portfolio comprises of high-speed modems, high performance on-the-move antennas and high efficiency, high power SSPAs and BUC. Our customers are service providers, system integrators, defense and homeland security organizations, as well as other commercial entities worldwide.

•	Terrestrial Infrastructure Projects provides network infrastructure construction of the fiber and microwave network of National Telecommunications Program (Programa Nacional de Telecomunicaciones) or PRONATEL (previously FITEL) in Peru.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products, including construction of networks, from services for satellite-based communications networks and from providing connectivity, internet access and telephony services to enterprise, government and residential customers under large-scale contracts that utilize both our own networks and also other networks that we install, mainly based on BOT contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or massive fiber-optic transport and access networks. Sales of products includes principally the sale of VSATs, hubs, SSPAs, low-profile antennas and on-the-Move / on-the-Pause terminals and the construction phase of large-scale projects. Service revenues include access to and communication via satellites, or space segment, installation of network equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators. Sales consummated by our sales force and sales to resellers or system integrators are considered sales to end-users.

Costs and Operating Expenses

Cost of revenues, for both products and services, includes the cost of system design, equipment, including inventory write-off costs, satellite capacity, salaries and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third party maintenance and installation.

Our research and development expenses, net of grants received, consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

Critical Accounting Policies and Estimates

The preparation of the financial information in conformity with generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, mainly related to trade receivables, inventories, deferred charges, long-lived assets, intangibles and goodwill, revenues, stock based compensation relating to options and contingencies. We base our estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2019 are not necessarily indicative of results that may be expected for the year ending December 31, 2019.

Effective on January 1, 2019, we adopted Accounting Standard Update (ASU) 2016-02, Leases (“Topic 842” or “ASC 842”). Using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with ASC 840. See Note 2 (d) of Notes to interim consolidated financial statements. Except of the adoption of Topic 842, there have been no changes to our critical accounting policies and estimates described in our annual report on Form 20-F for the year ended December 31, 2018.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenues. Revenues for the six months ended June 30, 2019 and 2018 for our three segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2019	2018		2019	2018
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Fixed Networks	66,836	73,842	(9.5)%	54.9%	55.2%
Mobility Solutions	43,499	45,778	(5.0)%	35.7%	34.2%
Terrestrial Infrastructure Projects	11,459	14,262	(19.6)%	9.4%	10.6%
Total	121,794	133,882	(9)%	100.0%	100.0%

Our total revenues for the six months ended June 30, 2019 and 2018 were $121.8 million and $133.9 million, respectively. The decrease in 2019 is mainly attributable to a decrease of $7.0 million in Fixed Networks revenues, $2.3 million in Mobility Solutions revenues and $2.8 million in Terrestrial Infrastructure Projects revenues.

The decrease in our Fixed Networks revenues is primarily attributable to lower sales in the Latin America region especially in Colombia mainly due to completion of our project for the Colombian Ministry of Information Technologies and Communications.

The decrease in Mobility Solutions revenues is primarily attributable to decrease in sales related to defense activities.

The decrease in Terrestrial Infrastructure Projects revenues is attributable to the expected decline in revenues as the first three awarded PRONATEL Regional Projects (Huancavelica, Ayacucho, Apurimac) are nearing the end of their construction phase, coupled with slower than expected progress and slower final acceptance of these projects by PRONATEL than we anticipated.

Gross profit. The gross profit and the gross margin of our three segments for the six months ended June 30, 2019 and 2018 was as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2019	2018	2019	2018
	U.S. dollars in thousands		Percentage of revenues
	Unaudited		Unaudited
Fixed Networks	27,015	27,247	40.4%	36.9%
Mobility Solutions	20,516	19,499	47.2%	42.6%
Terrestrial Infrastructure Projects	(1,976)	(2,917)	(17.2)%	(20.5)%
Total	45,555	43,829	37.4%	32.7%

Our gross profit is affected year-to-year by the mix of our products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions and the timing of when such transactions are consummated. Moreover, from time to time we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the PRONATEL Regional Projects using the percentage-of-completion method, and as such any changes to our estimated profits in these projects may cause material fluctuations in our gross profit. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin increased to 37.4% in the six months ended June 30, 2019 from 32.7% in the same period of 2018. The increase in our gross profit margin in the six months ended June 30, 2019 is as a result of the following:

The increase in the Fixed Networks gross profit margin is mainly attributable to better revenue mix in addition to the resolution of a dispute with one of our vendors in Colombia and lower inventory write offs in the first six months of 2019 compared to 2018.

The increase in the gross profit margin of the Mobility Solutions is mainly attributable to a decrease in amortization expenses resulting from the end of useful life of some of our acquired intangible assets and due to higher revenue volume.

In the Terrestrial Infrastructure Projects, the increase in the gross profit margin is mainly attributable to the mix of revenue between the different PRONATEL regions and delays in some of our PRONATEL Regional Projects which resulted in additional project costs and lower revenue in 2018.

Operating expenses:

	Six Months Ended
	June 30,
	2019	2018
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development, net	15,398	15,920	(3.3)%
Selling and marketing	11,288	11,716	(3.6)%
General and administrative	9,527	8,389	13.6%
Total operating expenses	36,213	36,025	0.5%

Our research and development expenses are incurred by our Fixed Networks and Mobility Solutions segments. Research and development expenses, net decreased by approximately $0.5 million in the six months ended June 30, 2019 compared to 2018. This decrease is mainly attributable to lower salary related expenses in our Fixed segment and higher government grants which reduced our research and development expenses.

Selling and marketing expenses decreased by approximately $0.4 million in the six months ended June 30, 2019 compared to 2018. The decrease is mainly due to a decrease in variable expenses.

General and administrative expenses increased by approximately $1.1 million in the six months ended June 30, 2019 compared to 2018. This increase is mainly attributable to non-cash stock-based compensation expenses resulting from option modification, salary related expenses mainly as a result of severance expenses due to an internal re-organization and higher bad debt expenses compared to the six months period ended June 30, 2018.

Financial expenses, net. In the six months ended June 30, 2019 and 2018, we had financial expenses, net of approximately $1.4 million and $2.2 million, respectively. The reduction in financial expenses, net is mainly due to higher interest income on outstanding cash balances.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries as well as changes in deferred tax assets and liabilities recorded mainly as part of business combinations and changes in valuation allowance attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2019 we had tax expenses of approximately $1.7 million compared to tax expenses of approximately $1.2 million in the six months ended June 30, 2018.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, SSPAs, BUCs, and low-profile antennas, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate effectively customer demands and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. space segment, lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such event, the market price of our shares would likely be materially adversely affected.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are in U.S. dollars or are linked to the U.S. dollar and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operation in Australia, Asia and Europe are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the first six months of 2019, the rate of inflation in Israel was 0.9% and the U.S. dollar appreciated in relation to the NIS at a rate of 4.8%, from NIS 3.748 per $1 on December 31, 2018 to NIS 3.566 per $1 on June 30, 2019. If future inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind increases in inflation in Israel, our results of operations may be materially adversely affected. In 2019 and 2018, in order to limit these risks, we entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

Our monetary balances that are not linked to the U.S. dollar impacted our financial expenses during the 2019 and 2018 periods. This is due to heavy fluctuations in currency rates in certain regions in which we do business, mainly in Latin America, Australia and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinate notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments.

As of June 30, 2019, we had cash and cash equivalents of $39.9 million, short-term and long-term restricted cash of $27.2 million and short-term restricted cash held in trustees’ accounts of $2.4 million. As of December 31, 2018, we had cash and cash equivalents of $67.4 million, short-term and long-term restricted cash of $32.5 million and short-term restricted cash held in trustees’ accounts of $4.3 million.

We believe that our working capital is sufficient for our present requirements over the next 12 months.

As of June 30, 2019, our long-term debt was approximately $8.3 million, comprised of long-term loans of $4.0 million and current maturities of long-term loans of $4.3 million. The long term loans primarily consist of a loan that was received in December 2010 in the amount of $40 million from First International Bank of Israel, or FIBI, which bears interest of 4.77%. As of June 30, 2019, the principal outstanding balance of this loan was $8 million.

In addition, in connection with the PRONATEL Regional Projects, we were required to post certain advance payment guarantees and performance guarantees with PRONATEL. These requirements were principally satisfied through surety bonds issued by Amtrust Europe Limited, or Amtrust, for the benefit of PRONATEL, through a Peruvian bank as well as through the issuance of bank guarantees by FIBI and by The Hong Kong and Shanghai Banking Corporation, or HSBC (also through a Peruvian bank). Under the arrangements with FIBI, HSBC and Amtrust, we are required to observe certain conditions, including the requirement to maintain an amount of restricted cash. As of June 30, 2019, we were in compliance with these requirements. Under the provisions of our agreements with FIBI and HSBC, we undertook to satisfy certain financial and other covenants. As of June 30, 2019, we were in compliance with these covenants. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests, certain debt payments and modifications of loans and investments. The agreements also stipulate a floating charge on our assets to secure fulfillment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2019	2018
	U.S. dollars in thousands
	Unaudited

Net cash (used in) provided by operating activities	(2,420)	18,434
Net cash used in investing activities	(3,587)	(5,014)
Net cash used in financing activities	(28,720)	(3,676)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	21	(709)
Net increase (decrease) in cash, cash equivalents and restricted cash	(34,706)	9,035
Cash, cash equivalents and restricted cash at beginning of the period	104,204	86,757
Cash, cash equivalents and restricted cash at end of the period	69,498	95,792

Our cash, cash equivalents and restricted cash decreased by approximately $34.7 million during the six months ended June 30, 2019 as a result of the following:

Operating activities. Cash used in our operating activities was approximately $2.4 million in the six months period ended June 30, 2019 compared to cash provided by operating activities of approximately $18.4 million in the six months period ended June 30, 2018. The cash used in our operating activities during the first six months of 2019 was primarily attributable to our operations in Peru while in the same period of 2018 we generated cash from our operations in Peru.

Investing activities. Cash used in investing activities was approximately $3.6 million in the six months period ended June 30, 2019 compared to approximately $5.0 million in the six months period ended June 30, 2018. The cash used in our operating activities during 2019 was derived from purchase of property and equipment.

Financing activities. Cash used in financing activities was approximately $28.7 million in the six months period ended June 30, 2019 compared to cash used in financing activities of approximately $3.7 million in the six months period ended June 30, 2018. The cash used in financing activities is primarily due to a dividend payment to shareholders and repayments of long term loans.